UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Utherverse, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Nevada

    Date of Organization:

    June 2, 2005

Physical Address of Issuer:

3827 S Carson St #196 Carson City, NV 89701, United States

Website of Issuer:

https://www.utherverse.io

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$3,924,552	$1,645,402
Cash & Cash Equivalents	$227,833	$648,677
Accounts Receivable	$0	$14,582
Current Liabilities	$2,041,658	$1,998,615
Long-Term Liabilities	$0	$1,700,000
Revenues/Sales	$1,744,544	$3,190,247
Cost of Goods Sold*	$1,415,214	$1,663,950
Taxes Paid	$0	$25,454
Net Income/(Loss)	$(376,821)	$(1,962,787)

*Cost of Sales

TABLE OF CONTENTS

FORM C-AR

ABOUT THIS FORM C-AR...1

FORWARD-LOOKING STATEMENTS...1

OTHER INFORMATION..2

    Bad Actor Disclosure..2

SIGNATURE 3

EXHIBIT A: Annual Report

SUMMARY 4

    The Issuer..4

RISK FACTORS 5

    Risks Related to the Issuer's Business and Industry 5

BUSINESS...10

    Description of the Business 10

    Business Plan 10

    The Issuer's Products and/or Services 10

    Competition...10

    Customer Base 11

    Intellectual Property 11

    Governmental/Regulatory Approval and Compliance..12

    Litigation..12

DIRECTORS, OFFICERS, AND MANAGERS 12

    Indemnification...13

    Employees...13

CAPITALIZATION, DEBT AND OWNERSHIP 14

    Capitalization..14

    Debt 16

    Previous Offerings of Securities 18

    Ownership...19

FINANCIAL INFORMATION...19

    Operations...19

    Cash and Cash Equivalents...19

    Liquidity and Capital Resources..19

    Capital Expenditures and Other Obligations 19

    Material Changes and Other Information..19

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 20

EXHIBIT B: Financials...21

April 22, 2024

Utherverse, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Utherverse, Inc. ("**Utherverse,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.utherverse.io no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.

The date of this Form C-AR is April 22, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Utherverse, Inc.
_____
(Issuer)

By:/s/Brian Shuster
_____
(Signature)

Brian Shuster
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Shuster
_____
(Signature)

Brian Shuster
_____
(Name)

Director
_____
(Title)

April 22, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 22, 2024

Utherverse, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Utherverse, Inc. offers a Metaverse platform with an innovative technology stack that provides a true massively multiuser online reality experience (MMOR). Notable assets include the XAEON browser, fNFTs and over 60 owned or licensed industry patents.

The Issuer was formed in Nevada on June 2, 2005 and has its principal offices in Vancouver, Canada. The Issuer sells its products through the internet throughout the United States and internationally.

The Issuer conducts its business through the following wholly-owned subsidiaries: (1) Utherverse Digital Inc., a British Columbia corporation formed on November 23, 2006 and previously owned by the Issuer's Founder, which was acquired by the Issuer in March 2023 via a share exchange, and which provides software development and product management and support; (2) Rays Payment Inc., a Nevada corporation formed on May 30, 2013, which offers/provides payment services to various contractors; and (3) The Virtual World Web Inc., a Nevada corporation formed on September 29, 2011, which provides no current services. Additionally, in April 2023, the Issuer purchased a 25% membership interest in Blockchain Alliance in exchange for the issuance of shares of Class A Common Stock and an option to purchase additional shares of Class A Common Stock. Blockchain Alliance is a marketing firm with an ecosystem of consumers, business partners and investors that have an affinity to web 3.0, blockchain and cryptocurrency markets. In addition to the 23 employees in Canada, the Issuer utilizes advisors and consultants.

The Issuer's website is https://www.utherverse.io.

The Issuer, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023. We have filed this report as of the filing date above, and the report may be found on the Issuer's website.

The information on the Issuer available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

The amount of capital the Issuer has on hand may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure additional funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, insufficient revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a decentralized multiverse platform for the next generation of the Internet. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Issuer's success depends on the experience and skill of executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in Canadian or U.S. federal, province, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the Canadian and U.S. federal and local levels and, in some instances, at the province or state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, Canadian and U.S. federal, province, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable Canadian, U.S. federal, province, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the Canadian, U.S. federal, province, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of Canadian and U.S. federal, province, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various Canadian and U.S. federal, province and state labor laws govern our relationship with our employees and affect operating costs. In the U.S., these laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Utherverse, Inc. offers a Metaverse platform with an innovative technology stack that provides a true massively multiuser online reality experience (MMOR). Notable assets include the XAEON browser, fNFTs and over 60 owned or licensed industry patents.

The Issuer conducts its business through the following wholly-owned subsidiaries: (1) Utherverse Digital Inc., a British Columbia corporation formed on November 23, 2006 and previously owned by the Issuer's Founder, which was acquired by the Issuer in March 2023 via a share exchange, and which provides software development and product management and support; (2) Rays Payment Inc., a Nevada corporation formed on May 30, 2013, which offers/provides payment services to various contractors; and (3) The Virtual World Web Inc., a Nevada corporation formed on September 29, 2011, which provides no current services. Additionally, in April 2023, the Issuer purchased a 25% membership interest in Blockchain Alliance in exchange for the issuance of shares of Class A Common Stock and an option to purchase additional shares of Class A Common Stock. Blockchain Alliance is a marketing firm with an ecosystem of consumers, business partners and investors that have an affinity to web 3.0, blockchain and cryptocurrency markets. In addition to the 23 employees in Canada, the Issuer utilizes advisors and consultants.

Business Plan

The Issuer's vision is to offer the next generation of the Internet: a decentralized Metaverse, led by a new and abundant generation of creators, that is set to deliver interconnected, immersive experiences. The Issuer's business plan is to empower the community- users large and small- to thrive in a truly open metaverse. The Issuer has operated one of the world's largest and most successful Metaverse platform, and is set to release its fourth generation software platform in 2023. The platform will charge a monthly fee and offer access to a wide range of sites and to the Metaverse.

The Issuer plans to significantly expand its business by investing in technology and product development, increasing marketing efforts and bolstering its infrastructure. Any capital we raise in the future will empower us to expand our product development, increase marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Xaeon Browser	A browser built for the Virtual World Web (VWW™) which will be comprised of millions of interconnected metaverse worlds that is destined to become the primary Internet platform. Users in the VWW will access this new Internet layer using this innovative browser.	Business to Consumer (B2C); Business to Business (B2B)
Utherverse Classic	An existing network of interconnected virtual worlds that allow users to create content and offerings for consumers of immersive 3D entertainment experiences.	B2C and B2B

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our primary competitors are Meta Horizon Worlds, Decentraland, The Sandbox and VRchat.

Customer Base

Our platform is enjoyed by users who explore and interact with the virtual environment on a B2C level, as well as business clients who create custom virtual environments for users to experience.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Issuer has rights to more than 60 patents, featuring patents in (i) Multi-instance, multi-user animation platforms, (ii) Recording and playing back, (iii) Immersive display; (iv) System and methods of virtual world interaction, (v) Device for physical interaction between remotely located users, and (vi) Conditional balance management for non-issuer debit instruments. The full list of the Issuer's patents can be found at https://www.utherverse.io/patent.

The Issuer also owns the following trademarks:

Application or Registration #	Title	Description	File Date	Grant Date	Country
7031144*	"UTHERVERSE"	Design Plus Words, Letters and/or Numbers	August 31, 2022	April 18, 2023	USA
5960062*	"UTHERVERSE"	Standard Character Mark	June 26, 2019	January 14, 2020	USA
97635667*	"XAEON"	Standard Character Mark	October 17, 2022	Pending	USA
5859975*	"VIRTUAL WORLD WEB"	Standard Character Mark	May 31, 2018	September 17, 2019	USA
7031145*	"BEST OF ALL WORLDS"	Standard Character Mark	September 1, 2022	April 18, 2023	USA
97730576*	"BEST OF ALL WORLDS"	Standard Character Mark	December 23, 2022	Pending	USA
5666152*	"PARTICLES"	Standard Character Mark	May 31, 2018	January 29, 2019	USA
4482904**	"RAYS"	Standard Character Mark	February 20, 2009	February 18, 2014	USA

*Trademarks are owned by Utherverse Digital Inc., a wholly-owned subsidiary of the Issuer.
**Trademark owned by the Issuer

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of Canadian and U.S. federal, province, state and local governmental authorities, along with the laws and regulations of countries in which it sells or operates in internationally. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation where it is a defendant.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Shuster	CEO, Founder and Chairman	CEO, Founder and Chairman of Utherverse, Inc., 2005 – Present; Responsible for overall management of the Issuer, designing and developing the platform and creating, patenting and implementing the Issuer's technology, and general CEO responsibilities.	UCLA, B.A., Communications, 1991
Jason White	Chief Operations Officer	Chief Operations Officer of Utherverse, Inc., 2007 – Present Responsible for operational matters.	High School
Jasmine Yuan	Chief Strategy Officer	Chief Strategy Officer of Utherverse, Inc., 2023– Present Responsible for developing and executing strategy to grow the Issuer financially CEO at YJX Capital LLC 2018-Present Responsible for sourcing, evaluating, and fundraising for private sector investments	Pace University, M.S., Finance, 2011; Shanghai University, BBA, Finance and Economics, 2004

Biographical Information

Brian Shuster: Brian is the CEO, Founder and Chairman of the Issuer. One of the pioneers of the Internet, Brian is the inventor of more than 100 issued technology patents. He created one of the first and most successful free web hosting companies in history, Webjump.com, which he sold to TheGlobe.com in 1999. After creating several other highly successful internet ventures, Brian founded the Issuer in 2005 to develop a network of interconnected virtual worlds using a common platform.

Jason White: Jason is the Chief Operations Officer of the Issuer. With a remarkable 22 years of experience in the computer and gaming industry, Jason stands as a capable Chief Operations Officer with a diverse skill set. He officially joined the Issuer in 2007, after previously owning successful computer and electronics stores. He has been instrumental in designing and implementing the underlying technology stack while asserting his business acumen to drive the Issuer's performance and innovation.

<u>Jasmine Yuan</u>: Jasmine is the Chief Strategy Officer of the Issuer. Jasmine is a CFA, seasoned investor and entrepreneur with 18 years in investment. As CEO of YJX Capital, LLC, she leads in sourcing, evaluating, and fundraising for private sector investments. Previously a Portfolio Manager at Signature Estate & Investment Advisors, Jasmine managed over $7 billion in assets, spanning public and private investments. Holding Series 7 and 66 licenses, she holds a BBA from Shanghai University of Finance and Economics and an MS in Finance from Pace University.

Indemnification

Indemnification is authorized by the Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer has no employees. The Issuer's subsidiaries employ 23 people. The Issuer also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 110,000,000 shares, consisting of: (a) 90,000,000 shares of Class A Common Stock, par value $0.001 per share (the "**Class A Common Stock**"); (b) 10,000,000 shares of Class B Common Stock, par value $0.001 per share (the "**Class B Common Stock**", and together with the Class A Common Stock, collectively, "**Common Stock**")); and (c) 10,000,000 shares of undesignated Preferred Stock, par value $0.001 per share (the "**Preferred Stock**"). Additionally, the Issuer has established the 2023 Stock Plan for which 15,000,000 shares of Class A Common Stock are authorized for issuance thereunder. As of the date of this Form C-AR, 18,212,525 shares of Class A Common Stock, which include 2,840,000 vested and 125,000 unvested restricted shares issued under the 2023 Stock Plan, and 10,000,000 shares of Class B Common Stock are issued and outstanding. There are no shares of Preferred Stock issued and outstanding. Additionally, the Issuer has 8,750,000 options to purchase Class A Common Stock, including 8,000,000 vested options, issued and outstanding under the 2023 Stock Plan, leaving the Issuer with 3,285,000 shares of Class A Common Stock available for future issuance under the 2023 Stock Plan (after including vested and unvested shares of Class A Common Stock previously issued under the 2023 Stock Plan).

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	18,212,525*
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Common Stock which may dilute the Security.

*Includes 2,840,000 vested and 125,000 unvested restricted shares issued under the 2023 Stock Plan.

Type	Class B Common Stock*
Amount Outstanding	10,000,000
Par Value Per Share	$0.001
Voting Rights	5 votes per share
Anti-Dilution Rights	None
Material Terms	(a) Each share of Class B Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder at any time; (b) Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock upon certain transfers; (c) Each share of Class B Common Stock shall automatically convert into one share of Class A Common Stock on the last day of the first full calendar quarter during which the outstanding shares of Class B Common Stock constitute less than 10% of all outstanding stock; and (d) Protective provisions so long as any shares of Class B Common Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class B Common Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Option to Purchase Class A Common Stock Pursuant to 2023 Stock Plan
Shares Issuable Upon Exercise	8,750,000*
Voting Rights	The holders of Options to purchase Class A Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class A Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to Purchase Class A Common Stock which may dilute the Security.

*Includes 8,000,000 vested and 750,000 unvested Options issued under the 2023 Stock Plan.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$201,019*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $70,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

* Includes $1,000 in Crowd SAFEs issued to an intermediary

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Unsecured Loans from Issuer's Chairman and Founder and/or Affiliated Entities
Principal Amount Outstanding	$668,630
Interest Rate and Amortization Schedule	7%
Description of Collateral	Unsecured
Maturity Date	On Demand

Type	Unsecured Loans from Issuer's Chairman and Founder*
Principal Amount Outstanding	CAD$625,000
Interest Rate and Amortization Schedule	8%
Description of Collateral	Unsecured
Maturity Date	On Demand

*In connection with these loan advances, Brian Shuster was granted options to purchase five million (5,000,000) shares of Class A Common Stock at an exercise price of $1.00 per share.

Type	Loan Agreement with Niya Holdings
Principal Amount Outstanding	$675,000*
Interest Rate and Amortization Schedule	6%
Description of Collateral	Secured
Maturity Date	On Demand

*On April 1, 2023, the Issuer amended this promissory note to convert $675,00 of the original $1,350,000 principal balance into 270,000 shares of Class A Common Stock at a conversion price of $2.50 per share. Additionally, the Issuer has an option to convert 50% of the remaining principal amount outstanding into Utherverse tokens, a digital currency not yet in circulation.

Type	Loan Agreement with Blockchain Funding*
Principal Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	5%
Description of Collateral	Secured
Maturity Date	August 12, 2025

*The Issuer has pledged 2,800,000 shares of Class A Common Stock to secure this note.

Type	Unsecured Loans from Issuer's Chairman and Founder*
Principal Amount Outstanding	CAD$413,510
Interest Rate and Amortization Schedule	8%
Description of Collateral	Unsecured
Maturity Date	On Demand

*In connection with these loan advances, Brian Shuster was granted options to purchase one hundred fifty four thousand (154,000) shares of Class A Common Stock at an exercise price of USD$2.50 per share.

Type	Unsecured Loans from Family Member of Issuer's Chairman and Founder*
Principal Amount Outstanding	USD$500,000
Interest Rate and Amortization Schedule	8%
Description of Collateral	Unsecured
Maturity Date	On Demand

*In connection with these loan advances, Judy Shuster, the mother of the Issuer's Chairman and Founder, was granted options to purchase two hundred seventy two thousand (272,000) shares of Class A Common Stock at an exercise price of USD$2.50 per share.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$1,100,000	1,100,000	Technology and Product Development and General Working Capital	April 4, 2023; June 21, 2023	Reg D Rule 506(b)
Option to Purchase Class A Common Stock Issued under 2023 Stock Plan	$0	4,450,000	N/A	April 5, 2023; April 6, 2023; May 3, 2023; May 26, 2023; June 1, 2023; June 19, 2023	Rule 701
Option to Purchase Class A Common Stock Issued as Part of Strategic Investment	$0	3,000,000	N/A	April 5, 2023;	Section 4(a)(2)
Restricted Class A Common Stock Issued under 2023 Stock Plan	$0	500,000	N/A	June 21, 2023; June 25, 2023	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$201,019***	342	Technology and Product Development and General Working Capital	January 22, 2024	Reg. CF

*Includes $1,000 in Crowd SAFEs issued to the Intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Brian Shuster	7,062,525 shares of Class A Common Stock 10,000,000 shares of Class B Common Stock	83.65%


FINANCIAL INFORMATION


Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2024, the Issuer had an aggregate of approximately $57,285 in cash and cash equivalents.

Liquidity and Capital Resources

In January 2024, the Issuer completed an offering pursuant to Regulation CF and raised an estimated $200,019.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Issuer has ascribed no valuation to the Issuer; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons:

(a) From the period of July 2005 to July 2015, the Issuer entered into multiple loan agreements with Brian Shuster, its Chairman and Founder (and former CEO), and/or his affiliated entities, totaling $1,736,908 in the aggregate. The loans bear interest at a rate of 7% and have no specific terms of repayment or a maturity date. The current principal balance as of August 31, 2023 is $668,630. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(b) From April 2023 through June 2023, the Issuer received several loan advances totaling in the aggregate CAD$625,000 from Brian Shuster, its Chairman and Founder. The loan advances bear interest at a rate of 8% and are due on demand. In connection with these loan advances, Brian Shuster was granted options to purchase five million (5,000,000) shares of Class A Common Stock at an exercise price of $1.00 per share. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(c) From November 2023 through January 2024, the Issuer received several loan advances totaling in the aggregate CAD$413,510 from Brian Shuster, its Chairman and Founder. The loan advances bear interest at a rate of 8% and are due on demand. In connection with these loan advances, Brian Shuster was granted options to purchase one hundred fifty four thousand (154,000) shares of Class A Common Stock at an exercise price of $2.50 per share. See the section titled "*Outstanding Debt*" for more information regarding these loans.

(d) From December 2023 through February 2024, the Issuer received two loan advances totaling in the aggregate USD$500,000 from Judy Shuster, the mother of Brian Shuster, the Issuer's Chairman and Founder. The loan advances bear interest at a rate of 8% and are due on demand. In connection with these loan advances, Judy Shuster was granted options to purchase two hundred seventy two thousand (272,000) shares of Class A Common Stock at an exercise price of USD$2.50 per share. See the section titled "*Outstanding Debt*" for more information regarding these loans.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 22, 2024

Utherverse, Inc.



Utherverse
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Checking - Fresno First Bank	212,010.20
Checking - Heritage Bank	2,750.58
Checking - Lexicon Bank	1,000.00
Paxum	3,292.88
Paypal - Utherverse	8,779.36
Total Checking/Savings	227,833.02
Other Current Assets	
Due from Global Reach Inc.	233,014.62
Due from Ideaflood	-27,827.52
Due from Nightcandy	17,455.12
Due from Noble Vaporization Tec	910.00
Due from Rays Payment Inc.	1,514.23
Due from the Virtual World Web	9,698.84
Due from Utherverse Digital	3,642,888.27
Due to Holofilm Productions	-299,809.83
Prepaid Expense	
Prepaid income taxes	19,091.00
Total Prepaid Expense	19,091.00
Total Other Current Assets	3,596,934.73
Total Current Assets	3,824,767.75
Other Assets	
Deposits	100.00
Investment in Baxio Brasil	96,000.00
Investment in Blockchain Allian	3,685.00
Total Other Assets	99,785.00
TOTAL ASSETS	**3,924,552.75**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	93,341.62
Total Accounts Payable	93,341.62
Other Current Liabilities	
NP - Brian Shuster	
NP - Brian Shuster Interest	283,240.39
NP - Brian Shuster - Other	1,414,001.66
Total NP - Brian Shuster	1,697,242.05
NP - Judy Shuster	
NP - Judy Shuster Interest	1,075.27
NP - Judy Shuster - Other	250,000.00
Total NP - Judy Shuster	251,075.27
Total Other Current Liabilities	1,948,317.32
Total Current Liabilities	2,041,658.94
Total Liabilities	2,041,658.94

Utherverse
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Equity	
Additional Paid-In Capital	1,773,630.00
Capital Stock	95,822.60
Retained Earnings	390,263.14
Net Income	-376,821.93
Total Equity	1,882,893.81
TOTAL LIABILITIES & EQUITY	**3,924,552.75**

Utherverse
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Commission income	2,552.07
Franchise Sales	9,935.90
Marketplace	824,778.13
Membership revenues	907,278.01
Total Income	1,744,544.11
Cost of Goods Sold	
Allocated cost from UDI	667,543.57
Commission expense	7,759.16
Marketplace withdrawals	540,612.87
Processing fees	199,299.21
Total COGS	1,415,214.81
Gross Profit	329,329.30
Expense	
Advertising expense	500.00
Bank Service Charges	8,573.32
Domain name	3,217.32
Dues and Subscriptions	113.00
Fees	925.00
Interest Expense	289,348.93
Licenses and Permits	570.97
Office expense	78.00
Outside Service	133,980.00
Postage and Delivery	57.15
Professional Fees	
Legal Fees	11,591.00
Professional Fees - Other	215,198.00
Total Professional Fees	226,789.00
Salaries - allocated	41,998.54
Total Expense	706,151.23
Net Ordinary Income	-376,821.93
Net Income	**-376,821.93**